UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of November 2002

                                 JAZZTEL P.L.C.
                 (Translation of registrant's name into English)

                             c/o Jazz Telecom, S.A.
                              Avenida de Europa 14
                         Parque Empresarial La Moraleja
                         28108 Alcobendas, Madrid, Spain
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F [X]         Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes [ ]         No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________







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                               MATERIAL DISCLOSURE

         On November 6, 2002, the Registrant announced that its Board of Directors approved all of the resolutions required to implement the Scheme of Arrangement and that its recapitaisation process is expected to be completed in November. The Registrant also reported results for the third quarter of 2002. A copy of such announcement is attached hereto as Exhibit A.

         This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.




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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            JAZZTEL P.L.C.
                                            (Registrant)

Date:  November 12, 2002                    By:  /s/ Christoph Schmid
                                               --------------------------------
                                               Christoph Schmid
                                               Secretary